EXHIBIT 21.1

List of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation or Organization
Vertro, Inc.	Delaware
ValidClick, Inc.	Missouri
Think Relevant Media, LLC	Arkansas
Southern Muse Media, LLC	Florida
Netseer, Inc.	Nevada
Kowabunga Marketing, Inc.	Michigan
Bonfire Publishing Group, LLC	Florida
Alot, Inc.	Delaware
Daily Reads, LLC	Florida
Emerald Brands, LLC	Arkansas